UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Kona Grill, Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

50047H201

(CUSIP number)

Berke Bakay

c/o BBS Capital Management, LP

5524 E. Estrid Avenue

Scottsdale, AZ 85254

- with copies to -

Douglas T. Holod

Maslon Edelman Borman & Brand, LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

(612) 672-8313

(Name, address and telephone number of person authorized to receive notices and communications)

August 7, 2017

(Date of event which requires filing of this statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS BBS Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,330,000
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,330,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS BBS Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 1,330,000
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,330,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS BBS Capital GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 1,330,000
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,330,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 5 of 8 Pages

1		NAME OF REPORTING PERSONS BBS Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 1,330,000
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,330,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 6 of 8 Pages

1		NAME OF REPORTING PERSONS Berke Bakay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 90,978
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 1,482,602
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 90,978
	10	SHARED DISPOSITIVE POWER 1,482,602
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 7 of 8 Pages

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) is being filed on behalf of BBS Capital Fund, LP (the “Fund”), BBS Capital Management, LP (“BBS Management”), BBS Capital GP, LP (“BBS GP”), BBS Capital, LLC (“BBS Capital”) and Berke Bakay (collectively, the “ Reporting Persons ”), relating to shares of common stock of Kona Grill, Inc. (the “ Issuer ”), par value $0.01 per share (the “ Common Stock ”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “ SEC ”) on June 17, 2009, as amended by Amendment No. 1 filed with the SEC on September 4, 2009, as amended by Amendment No. 2 filed with the SEC on October 29, 2009, as amended by Amendment No. 3 filed with the SEC on November 2, 2010, as amended by Amendment No. 4 filed with the SEC on November 26, 2010, as amended by Amendment No. 5 filed with the SEC on January 31, 2012, and as amended by Amendment No. 6 filed with the SEC on February 14, 2014, and as amended by Amendment No. 7 filed with the SEC on July 1, 2014, and as amended by Amendment No. 8 filed with the SEC on May 19, 2017 (the “ 13D ”).

Item 4.	Purpose of the Transaction

Item 4 of the 13D is hereby amended by adding the following:

On August 7, 2017, the Bakay Family Trust purchased 55,500 shares of Common Stock at an average price of $1.58 per share on the open market. Subsequently, on August 8, 2017, the Bakay Family Trust purchased an additional 4,500 shares of Common Stock at a price of $1.80 per share on the open market All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended and restated to read as follows:

(a) The Fund is the beneficial owner of the 1,330,000 shares of Common Stock it beneficially holds, which represents 13.2% of the Issuer’s outstanding shares of Common Stock. BBS Management, BBS GP, and BBS Capital are each the beneficial owners of the 1,330,000 shares of Common Stock of the Issuer held by the Fund, which represents 13.2% of the Issuer’s outstanding shares of Common Stock.

Mr. Bakay is deemed to own the above shares, 152,602 shares owned by a trust for the benefit of his children and options to purchase common stock in the amount of 90,978 shares that are presently exercisable or become exercisable within 60 days of the date hereof. Thus, he is deemed to own 1,573,580 shares of Common Stock, which represents 15.4% of the Issuer’s outstanding Common Stock. The above percentages were calculated on the basis of the 10,102,027 shares of Common Stock issued and outstanding as of August 9, 2017, assuming the full exercise of the options that are presently exercisable or become exercisable within 60 days of the date hereof.

(b) The Fund has the sole power to vote and dispose of the 1,330,000 shares of Common Stock it currently holds. BBS Management, as the investment manager of the Fund, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. BBS GP, as the general partner of the Fund, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. BBS Capital, as the general partner of BBS Management and BBS GP, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. Berke Bakay, as the manager of BBS Capital, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund and the 152,602 shares owned by a trust for the benefit of his children and the sole power to vote 90,978 shares of Common Stock that are issuable upon the exercise of the options that are currently vested or that vest within 60 days.

(c) On August 7, 2017, the Bakay Family Trust purchased 55,500 shares of Common Stock at an average price of $1.58 per share on the open market. On August 8, 2017, the Bakay Family Trust purchased an additional 4,500 shares of Common Stock at a price of $1.80 per share on the open market

(d) Not Applicable.

(e) Not Applicable.

Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2017

By:	/s/ Berke Bakay
Name:	Berke Bakay

BBS Capital Management, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital GP, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital, LLC

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital Fund, LP

By:	BBS Capital GP, LP, its general partner By: BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager